1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date 2004.4.23	By	/s/ Guo Shengkun
Name: Guo Shengkun
Title: Chairman

For Immediate Release	April 22, 2004

Aluminum Corporation of China Limited

Announces Key Operational Highlights for the First Quarter of 2004

(April 22, 2004—BEIJING) Aluminum Corporation of China Limited ( “Chalco”; SEHK: 2600, NYSE: ACH) announced key operational highlights of the Company for the period from January 1, 2004 to March 31, 2004 (the “First Quarter”). The key operational highlights for the First Quarter are as follows:

	Q1 2004	% change from Q1 2003
Alumina
Alumina products external sales amount (Metallurgical-grade)	1.166 m tonnes	+12.1%
Average sales price for alumina	RMB3,584/tonne (US$370.1/tonne)	+46.3%
Alumina products production amount	1.62 m tonnes	+16.5%
Primary aluminum
Primary aluminum products sales amount (ingots)	159,400 tonnes	-9.4%
Average sales price for primary aluminum	RMB16,422/tonne (US$0.77/lb)	+17.0%
Primary aluminum products production amount	180,000 tonnes	-0.92%

Commenting on the Company’s operation during the First Quarter of 2004, Mr. Chen Jihua, Vice President and CFO said, “During the First Quarter of 2004, the PRC is still the primary alumimum market with the fastest growth in volume of production and demand around the world. The continuous rapid growth of the PRC’s economy stimulated relatively greater growth in consumption of aluminum and the continuous expansion in production capacity. The production and operation of Chalco remained stable in the First Quarter. The production and operation conditions of Chalco were better than the corresponding period in last year. The quality of alumina was improved steadily. The improvement in technology and strengthened management by Chalco further reduced consumption of raw materials and upgraded technical standards. There were good results in production safety and environmental protection.

During the First Quarter, Chalco’s production volume of alumina products reached 1.62 million tonnes, representing an increase of 16.5% over that in the same period last year while production volume of primary aluminum products reached 180,000 tonnes, representing a slight decrease of 1% from that in the same period last year. External sales of metallurgical-grade alumina reached 1.166 million tonnes, representing an increase of 12.1% over that in the same period last year and the production to sales ratio reached the level of 100%. In respect of the sales of primary aluminum, due to the restriction resullting from the tight conditions of railway transportation, sales volume of aluminum ingots in the First Quarter amounted to 159,400 tonnes, representing a decrease of 9.4% over that in the same period last year and the production to sales ratio was 90%.

During the First Quarter, Chalco’s average sales price for alumina was RMB 3,584 / tonne, representing an increase of 46.3% over that in the same period last year; average sales price for primary aluminum was RMB 16,422 / tonne, representing an increase of 17% over that in the same period last year. Chalco further refined the management system for its operation and sales. In accordance with the market conditions, Chalco timely increased the alumina spot price from RMB 3,700 per tonne to RMB 4,300 per tonne and achieved a reasonable allocation of resources for alumina.

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Chalco’s capital investment projects progressed smoothly. During the First Quarter, Chalco’s total capital investment was RMB 1,870 million. The Shanxi Phase III 800,000 tonnes alumina construction project progressed smoothly and the construction of the project is expected to be completed by the end of 2005. The Zhong Zhou project of 300,000 tonnes minerals selection by ore-dressing Bayer process has commenced trial production on January 15. The construction of the Shanxi Aluminum Electricty project under the joint venture with Shanxi Zhangze progressed smoothly.

The establishment of the Pingguo joint venture project under the co-operation between Chalco and Alcoa has obtained the approval of the State. The factory’s current production capacity of alumina is 850,000 tonnes per annum, and the production capacity of smelting aluminum is 135,000 tonnes per annum. Both parties strived to achieve the growth in Pingguo factory in the coming years. In accordance with the terms of approval by the China National Development and Reform Committee, after the completion of the joint venture company, it is required to report and apply for approval by the supervisory department for any expansion project. It is expected that all procedures for the establishment of the joint venture company will be completed by the end of 2004.

Looking ahead to the remaining period of 2004, the production volume of alumina in the PRC will be 6.5 million tonnes and there will be a shortage of 50% as compared with the sales and production volume. In view of the continuous increase in the shortage, the alumina price will be expected to remain at a relatively high level. The Company’s target of alumina production in 2004 is 6.5 million tonnes. It is estimated that the production volume of primary aluminum in the PRC in 2004 will be around 6.2 million tonnes to 6.3 million tonnes. The price of smelting aluminum will be estimated at around US$0.70/lb in this year. The Company’s production target for primary aluminum in 2004 is 760,000 tonnes.

Chalco has mentioned that the Company will continue to focus on the development of its core business in 2004. The Company will strive to enhance its core competitiveness, strengthen internal management, put all efforts to establish the best management structure, build up the highly effective work teams and ensure the stable and rapid development of the Company.

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Forward-looking statements:

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent the Company’s views as of the date of this release. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

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Background information:

Aluminum Corporation of China Limited is the sole producer of alumina and the largest producer of primary aluminum in the PRC, with its production volume of alumina in 2003 ranking second in the world. The scope of the business of the Company includes bauxite mining, alumina refining and primary aluminum smelting. The Company was established as a joint stock limited company incorporated in the People’s Republic of China on September 10, 2001. The Company successfully offered its American Depository Shares (“ADSs”) and H shares in New York and Hong Kong, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively.

For further queries, please visit www.chalco.com.cn

For further information, please contact:

Ms Liu Qiang

Secretary to the Board of Directors

Aluminum Corporation of China Limited

12B Fuxing Road, Haiding District, Beijing, the PRC

Tel: (+8610) 6398 5654

Fax: (+8610) 6396 3874

dmj@chalco.com.cn

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